ROBERT L. B. DIENER
Attorney at Law

122 Ocean Park Blvd.  Suite 307
Santa Monica, CA 90405
 (310) 396-1691  Fax: (310) 396-8608
r.diener@gte.net

February 4, 2009

VIA EDGAR AND FACSIMILE (202) 772-9366

Division of Corporate Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Celeste M. Murphy, Legal Branch Chief

Re:	Asia Document Transition, Inc. (the “Company”)
Registration Statement on Form S-1/A
File No. 333-153888
Amended on January 21, 2009

Dear Ms. Murphy:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated January 29, 2009 addressed to Mr. Bernard Chan, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

General

1.
We note your response to prior comment one from our letter dated October 10, 2008. Please revise to make corresponding changes in your document to reflect that the selling shareholders are underwriters, including, for example, at page 9 under the Summary Plan of Distribution, and at page 46 in the Plan of Distribution section.

Division of Corporate Finance
February 4, 2009

RESPONSE:

We have revised our disclosure to state that the selling shareholders are underwriters throughout the document.

2.
We note your response to prior comment four from our letter dated October 30, 2008. Please revise throughout to confirm that Asia Document no longer provides EDGAR services, for example, at page 5, paragraph one in the Summary Business section, and at page 29, paragraph three in the Business section.

RESPONSE:

We have revised our disclosure to state that the Company does not currently provide EDGAR services throughout the document.

Background, page 8

3.
We note your response to prior comment nine from our letter dated October 30, 2008. We are still unclear what comprised the business reasons underlying the proposed spin-off. In this regard, please refer to Staff Legal Bulletin Four, September 16, 1997, available on the SEC website, www.sec.gov., specifically to Section B.4, stating the Staff's view that a non-valid business purpose for a spinoff would include the "creation of a public market in the shares of a company that has minimal operations or assets," which appears to be the case here. Please advise us how Cell Source Research determined that it had a valid business purpose, therefore, for the proposed spin-off. We may have further comment upon reviewing your response. Likewise, please advise us why ADT agreed to pay the somewhat significant expenses incurred in connection with the spin-off, beyond your ambiguous statement that ADT "will ultimately be the primary beneficiary of the offering."

RESPONSE:

We have carefully reviewed Staff Legal Bulletin Four and believe it not to be applicable to the current situation.  As we understand the Staff’s position, the purpose of the registration requirement for spin-offs is to prevent the dissemination of securities without the provision of adequate information about the spin-off and the company whose shares are being spun-off to the ultimate recipients.  While the general rule is that spin-offs must be registered in compliance with Section 5 of the Securities Act of 1933, Section 4 of the Bulletin states certain conditions, which if satisfied, the spin-off may be accomplished without registration.  We have always assumed that the current spin-off did, in fact, require registration and it is for that reason that the current registration statement has been filed.  Further, we are not even sure that the definition of “Spin-Off” stated in Section 1 of the Bulletin applies to this situation.  That definition states that “[i]n a “spin-off,” a parent company distributes shares of a subsidiary to the parent company’s shareholders.”  [emphasis added].  Under any standard, Asia Document Transition, Inc. is not a “subsidiary” of Cell Source Research as the shares which are held by Cell Source Research and which are subject to the spin-off comprise only one-half of one percent (0.5%) is the issued and outstanding shares of Asia Document Transition, Inc.  While there is no specific definition of “Subsidiary” in the Bulletin or in the Securities Act of 1933 generally, we can think of no situation where such a small holding would result in the company being a subsidiary for any purpose.

Division of Corporate Finance
February 4, 2009

It is therefore our view that since the shares which are the subject of the spin-off are in fact being registered, there was no requirement that Cell Source Research have a “valid business purpose” for the spin-off other than their judgment pursuant to the applicable business judgment rule.

Under any circumstances, we have included a disclosure that the spin-off may not be exempt from registration pursuant to SEC Staff Legal Bulletin Four and for that reason, the Company has undertaken to file this registration statement.

Risk Factors, page 11
    We will incur costs associated with SEC compliance., page 16

4.
We note your response to prior comment 14 from our letter dated October 30, 2008. We are unable to determine where you have addressed the final part of the comment, which requested that you address, within your MD&A section, why management determined to go public at this time in the company's development. Also, we do not understand your statement within your response that "the principle reason for going public is the need to comply with applicable securities laws relating to the spin-off," Compliance with applicable securities laws would appear to be a result of the decision to go public, as opposed to the reason to do so.

RESPONSE:

We have revised our disclosure in the MD&A to state that the decision to file this registration statement was necessitated by the decision that Cell Source Research’s shares would be spun-off to its shareholders.  Assuming that the shares were to be spun-off, Company management had no choice but to file this registration statement—otherwise the spin-off would have been in violation of the registration requirements of Section 5 of the Securities Act of 1933 as further detailed in Staff Legal Bulletin Four.  Cell Source Research determined in the exercise of its discretion under the business judgment rule that it no longer wished to be a holder of the shares of Asia Document Transition, Inc.  Absent Cell Source Research’s decision to effect the spin-off, it is entirely possible that Asia Document Transition, Inc. may not have undertaken to become a publicly-reporting company at this time.

Internal Control over Financial Reporting, page 27

5.	We are uncertain why you have included this disclosure, as it does not appear to relate to an item requirement under Form S-1. Please advise or revise.

Division of Corporate Finance
February 4, 2009

RESPONSE:

We have deleted this language.

Financial Statements as of June 30, 2008
Report of Independent Registered Public Accounting Firm.

6.
Refer to response 31. We note that all fieldwork was performed in Nevada and that your auditor states that they received sufficient evidentiary material, documentation and confirmations and used alternative procedures to support their opinion. After asking your auditor, please tell us, in detail, how your auditor conducted the audit and the basis for your auditor's conclusion that they performed sufficient procedures for the audit from their offices in Nevada for a registrant with all of its assets and operations in Hong Kong. Please ask your auditor to use the guidance in AU Section 326 - Audit Evidence in their analysis.

RESPONSE:

Please see the letter from Moore and Associates.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LAW OFFICES OF ROBERT DIENER

/S/ Robert L. B. Diener

By:
Robert L. B. Diener

February 4, 2009

Division of Corporate Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Celeste M. Murphy, Legal Branch Chief

Re:	Asia Document Transition, Inc. (the “Company”)
Registration Statement on Form S-1/A
File No. 333-153888

Dear Ms. Murphy:

In response to Comment 6 regarding our adherence to AU 326, which suggests that regarding the evidential matter that we consider:

•	Existence or Occurrence

•	Completeness

•	Rights and Obligations

•	Valuation or Allocation

•	Presentation and Disclosure

We based our audit conclusions on the following evidential matter:

•	Existence or Occurrence:

We examined purchase receipts, cancelled checks and traced them through the general ledger, as well as photographs of the property and equipment.

•	Completeness:

We determined all property and equipment was purchased in a complete form.

•	Rights and Obligations:

We determined all property and equipment was acquired with full title.

•	Valuation or Allocation:

We determined all property and equipment was recorded at cost from vendors, substantiated by paid    receipts, and the Company uses straight line depreciation.

•	Presentation and Disclosure:

We determined the Company properly disclosed property and equipment net of depreciation and the footnote disclosures were appropriate.

Very truly yours,

Moore & Associates, Chartered

Las Vegas, Nevada